Schedule A

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2020

PRELIMINARY PROSPECTUS

$450,000,000
TPG Pace Tech Opportunities Corp.
45,000,000 Units

TPG Pace Tech Opportunities Corp. is a newly organized blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not identified any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. Although we are not limited to, and may pursue targets in, any industry or geography, we intend to focus on industries that complement our sponsor's and management team's background in technology and related areas.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one Class A ordinary share, par value $0.0001 (the "Class A ordinary shares") and one-fifth of one redeemable warrant (the "redeemable warrants").

Each whole redeemable warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in this prospectus, and only whole redeemable warrants are exercisable.

We have also granted the underwriters a 45-day option to purchase up to an additional 6,750,000 units to cover over-allotments, if any.

Prior to this offering, we have entered into a forward purchase agreement (the "original forward purchase agreement") with an affiliate of TPG Global, LLC, a Delaware limited liability company (together with its affiliates, "TPG"). Pursuant to the forward purchase agreement, TPG has agreed to purchase an aggregate of 5,000,000 Class A ordinary shares, at a price of $10.00 per Class A ordinary share (the "forward purchase shares"), plus an aggregate of 1,000,000 warrants to purchase one Class A ordinary share at $11.50 per share (the "forward purchase warrants" and, together with the forward purchase shares, the "forward purchase securities"), for an aggregate purchase price of $50,000,000. TPG's obligation to purchase the forward purchase securities may be transferred, in whole or in part to certain third parties (the "forward transferees"), provided that upon such transfer the forward transferees assume the rights and obligations of TPG. As an inducement to a transferee that is not an affiliate of TPG to assume TPG's obligation to purchase the forward purchase securities, we may agree to issue on a case-by-case basis to such transferee at the time of the forward purchase, in addition to the forward purchase securities, an additional number of Class A ordinary shares equal to 10% of the forward purchase shares purchased by such transferee, or up to an aggregate of 500,000 additional Class A ordinary shares, for no additional cash consideration, potentially lowering the effective purchase price of the forward purchase shares to approximately $9.09 per Class A ordinary share. In addition, the sponsor shall forfeit a number of Class F ordinary shares equal to such additional amount of Class A ordinary shares issued to such transferee, or up to an aggregate of 500,000 Class F ordinary shares, at the time of the forward purchase.

We also have entered into additional forward purchase agreements (the "additional forward purchase agreements") which provide that other third parties (the "additional forward purchasers") have agreed to purchase an aggregate of 11,000,000 Class A ordinary shares, at a price of approximately $9.09 per Class A ordinary share (the "additional forward purchase shares"), plus an aggregate of 2,000,000 warrants to purchase one Class A ordinary share at $11.50 per share (the "additional forward purchase warrants" and, together with the additional forward purchase shares, the "additional forward purchase securities"), for an aggregate purchase price of $100,000,000. In connection with the additional forward purchase agreements, the sponsor shall forfeit 1,000,000 Class F ordinary shares at the time of the forward purchase.

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding Class A ordinary shares that were sold as part of the units in this offering, which we refer to collectively as our public shares throughout this prospectus, subject to the limitations described herein. If we are unable to complete our initial business combination within 24 months from the closing of this offering, we will redeem 100% of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to applicable law and as further described herein.

Our sponsor, TPG Pace Tech Opportunities Sponsor, Series LLC, a Delaware series limited liability company and an affiliate of TPG (which we refer to as our "sponsor" throughout this prospectus) has committed to purchase an aggregate of 7,333,333 private placement warrants (or 8,233,333 private placement warrants if the underwriters' over-allotment option is exercised in full) at a price of $1.50 per warrant (approximately $11,000,000 in the aggregate or approximately $12,350,000 in the aggregate if the underwriters' over-allotment option is exercised in full) in a

underwriters' over-allotment option is exercised. In addition, in connection with the issuance of up to an additional 1,500,000 Class A ordinary shares at the closing of the business combination and the forward purchases, our sponsor may forfeit up to an additional 1,500,000 founder shares at such time.

The founder shares are identical to the Class A ordinary shares included in the units being sold in this offering, except that:

- only holders of the founder shares have the right to vote on the appointment of directors prior to our initial business combination;

- the founder shares are subject to certain transfer restrictions, as described in more detail below;

- each of our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive (a) their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination; (b) their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to

- our amended and restated memorandum and articles of association (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not completed an initial business combination within 24 months from the closing of this offering or (ii) with respect to any other provisions relating to shareholders' rights or pre-initial business combination activity; and (c) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we do not complete our initial business combination within 24 months from the closing of this offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we do not complete our initial business combination within the prescribed time frame. If we submit our initial business combination to our public shareholders for a vote, the holders of our founder shares have agreed to vote their founder shares and any public shares purchased during or after this offering in favor of our initial business combination. As a result, in addition to our initial shareholders' founder shares, we would need 16,875,001, or approximately 37.5%, of 45,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming (i) the over-allotment option is not exercised, (ii) no forward purchase shares or additional forward purchase shares have been issued, (iii) the parties to the letter agreements have not acquired any Class A ordinary shares and (iv) all issued and outstanding shares are voted).

- the founder shares will automatically convert into our Class A ordinary shares on the first business day following the completion of